EXHIBIT 99.1

June 10, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Supplementary Report

Further to the Company’s reports dated February 12, 2013 and March 3, 2013, with respect to two claims and motions to certify the claims as class actions, filed in connection with a malfunction on the network of Pelephone Communications Ltd. on February 3, 2013, a supplementary report is hereby provided to announce that on June 9, 2013, the Nazareth District Court struck down the motion to certify one of the claims (which was filed first in time) as a class action. The Court found that the class under the first motion was included in the second motion, thereby obviating the need to certify the claim as a class action.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.